UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25


CUSIP Number 32114B200

NOTIFICATION OF LATE FILING

(Check One):|| Form 10-K |_| Form 20-F |_| Form 11-K |X_| Form 10-Q |_|
 Form 10-D |_| Form N-SAR |_| Form N-CSR

               For Period Ended: March 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

Nothing in this form shall
be construed to imply the
Commission has verified
any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

1st NRG Corp


Full Name of Registrant


Former Name if Applicable

1730 LaBounty Rd. #213
Address of Principal Executive Office (Street and Number)

Ferndale, WA 98248
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.




PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 within the prescribed time because its Certifying Accountant is still in the process of reviewing the Registrant's 10Q Filing which when completed will allow the Registrant to proceed with the filing. The Registrant believes the review of the 10Q Quarterly Report will progress on an expedient basis enabling the Registrant to complete its Quarterly filing within the extended 5 day time period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward D. Renyk                                604          277-5252
 (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
is no, identify report(s).   |X | Yes | | No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1st NRG Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2008
By:  /s/ Edward D. Renyk
Name:  Edward D. Renyk
Title: Secretary and Director
Accounting Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations.
(See 18 U.S.C. 1001)